Exhibit 99.1

China SXT Pharmaceuticals Inc. Announces $10 Million Registered Direct Offering

TAIZHOU, China, Jan. 09, 2026 (GLOBE NEWSWIRE) -- China SXT Pharmaceuticals Inc. (NASDAQ: SXTC) (the “Company”), today announced that it has entered into a definitive agreement with a single investor for the purchase and sale of an aggregate of 66,666,666 Class A ordinary shares of the company, no par value per share (the “Shares”)  (or pre-funded warrants in lieu thereof), at a purchase price of $0.15 per share in a registered direct offering. The purchase price for each pre-funded warrant is identical to the purchase price for each Share, less the exercise price of $0.001 per share.

The aggregate gross proceeds to the Company of this offering are expected to be approximately $10 million. The transaction is expected to close on or about January 12, 2026, subject to the satisfaction of customary closing conditions.

Univest Securities, LLC is acting as the sole placement agent.

The registered direct offering is being made pursuant to a shelf registration statement on Form F-3 (File No. 333-291428) previously filed by the Company with the U.S. Securities and Exchange Commission (“SEC”) and became effective on December 1, 2025. A final prospectus supplement and accompanying prospectus describing the terms of the proposed offering will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained, when available, by contacting Univest Securities, LLC at info@univest.us, or by calling +1 (212) 343-8888.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Copies of the prospectus supplement relating to the registered direct offering, together with the accompanying base prospectus will be filed by the Company and, upon filing, can be obtained at the SEC’s website at www.sec.gov.

About China SXT Pharmaceuticals Inc.

Founded in 2005 and headquartered in Taizhou City, Jiangsu Province, China, China SXT Pharmaceuticals, Inc. is an innovative pharmaceutical company focusing on the research, development, manufacture, marketing and sales of traditional Chinese medicine pieces, which is a type of Traditional Chinese Medicine that has been processed to be ready for use. For more information, please visit www.sxtchina.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

China SXT Pharmaceuticals Inc.

Feng Zhou, Chief Executive Officer

Email: fzhou@sxtchina.com